UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2026
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Attached hereto and incorporated by reference herein are the following:

Attached hereto and incorporated by reference herein is a press release issued by the Registrant entitled: “RedHill Biopharma Announces Full-Year 2025 Financial Results and Operational Highlights”.

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099), on June 27, 2022 (File No. 333-265845), on June 29, 2023 (File No. 333-273001), on June 20, 2024 (File No. 333-280327), on March 25, 2025 (File No. 333-286082) and on January 22, 2026 (File No. 333-292879), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848), on August 4, 2023 (File No. 333-273709), on October 13, 2023 (File No. 333-274957), as amended, and on August 9, 2024 (File No. 333-281417).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: April 27, 2026	By:	/s/ Dror Ben-Asher
	Name:	Dror Ben-Asher
	Title:	Chief Executive Officer

Press Release

RedHill Biopharma Announces Full-Year 2025
Financial Results and Operational Highlights

2025 was a year of tenacity, strategic transactions and building traction for RedHill

Talicia® business transformed:
•
Formation of Talicia Holdings Inc. (THI) and the U.S. co-commercialization partnership with Cumberland Pharmaceuticals (“Cumberland”) (Nasdaq: CPIX), including Cumberland’s $4 million investment for a 30% equity interest in THI planned to drive Talicia growth, and potentially additional revenue generating products. Cumberland and Apotex[1], Canadian-based global health company, have since announced their planned strategic transaction to integrate Cumberland’s U.S branded business into Apotex

•	Added eight million lives with coverage by Humana®'s Part D Plan and published new data supporting Talicia's FDA-approved label change to a more convenient three-times daily Talicia dosing routine
•	Expanded Talicia activities in the Middle East, which included licensing for new Middle East markets, generated revenue of approximately $1.9 million in 2025 within discontinued operations
•	Targeting Talicia global market expansion in the UK with submission of fast-track Marketing Authorisation Application (MAA) imminent

R&D pipeline focus and progress:
•
RHB-204 for Crohn's disease (CD) advancing in accordance with FDA feedback on its pathway to approval as well as two new lab collaborations signed with work ongoing for MAP killing preclinical testing and development of rapid and accurate detection diagnostics

•
Opaganib’s potential as a key add-on therapy in oncology progressing with a Phase 2 combination study of opaganib and darolutamide (Bayer’ fast growing blockbuster drug) in advanced prostate cancer (mCRPC), with expanded sites and ongoing recruitment; Additionally, new preclinical data supporting opaganib potential as add-on therapy in Chronic Lymphocytic Leukemia (CLL)[2], neuroblastoma[3] and Triple Negative Breast Cancer[4] therapy was reported

•	Discussions for further development of opaganib in neuroblastoma ongoing with Penn State University, Beat Childhood Cancer and Apogee, with potential for priority review voucher
•	RHB-102 (Bekinda®) being advanced as a late-stage potential therapy for GLP-1/GIP receptor agonist therapy-associated GI side effects (e.g., nausea, vomiting and diarrhea)

Corporate opportunity unlocked:
•	RHB-102 (Bekinda) licensed to Hyloris (excluding North America) for up to $60 million in potential milestone payments plus royalties
•	$10 million line of credit agreed with Alumni Capital LP providing the right to sell up to $10,000,000 of American Depositary Shares (ADSs) to Alumni as part of the Any Market Purchase Agreement
•	More than $10.5 million awarded to RedHill in Kukbo Co. Ltd. New York Supreme Court rulings, which are now final and eligible for enforcement, with collection remaining subject to future realization
•	2025 ended with positive equity of $4.3 million, compared to a capital deficiency of $4.7 million at year end 2024
•	Cash balance of $4.1 million as of December 31, 2025[5]

TEL AVIV, Israel and RALEIGH, NC, April 27, 2026, RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today reported its full-year 2025 financial results and operational highlights and associated filing of its annual report on Form 20-F for the year ended December 31, 2025.

Dror Ben-Asher, RedHill’s Chief Executive Officer, said: “2025 was not an easy year in our industry, but for RedHill it was a year that demonstrates our business tenacity, the strategic transactions that we successfully accomplished and the traction we have achieved in progressing key commercial, R&D and financial objectives. Through the partnership with Cumberland, we have transformed the Talicia business creating a strong new partnership powered to drive increased sales, strengthen our balance sheet and provide a platform for future growth and market expansion.”

Mr. Ben-Asher continued: “We have carefully and intentionally focused our R&D pipeline: demonstrating opaganib’s potential to augment current standard of care therapies across multiple oncology indications; taking major steps in a ground-breaking new approach to Crohn’s disease, with the FDA providing positive feedback on RHB-204’s pathway to approval and signing breakthrough collaborations in MAP detection diagnostics; and driving the emergence of RHB-102 (Bekinda) as a potential answer to GLP-1/GIP-related nausea, vomiting and diarrhea - one of the biggest growth restrictors in the $100 billion GLP-1 market.”

In summarizing 2025, Mr. Ben-Asher added: “We have unlocked significant opportunity for the Company through strategic transactions like the Cumberland partnership and the ex-North America licensing of RHB-102 (Bekinda) to Hyloris for up to $60 million in potential milestone payments plus royalties. We demonstrated our tenacity and clear adherence to our agreements in successfully winning and defending the New York Supreme Court’s more than $10.5 million ruling against Kukbo, making it now final and eligible for enforcement, though collection remains subject to future realization. We have ended the year better positioned than we started. Having reshaped the Talicia business, improved our balance sheet, transitioned to a leaner and optimized operational footprint and sharply focused our R&D efforts, we are now on stronger footing for further growth.”

Financial results for the 12 months ended December 31, 20256

Following the Cumberland transaction in October 2025, RedHill's direct Talicia commercial operations were transferred to Talicia Holdings Inc. (“THI”), a 70%-owned jointly controlled venture. As a result, those operations are presented as “discontinued operations” in RedHill's 2025 financial statements for accounting purposes. The year-over-year comparison below is therefore presented on a continuing operations basis, which reflects RedHill’s non-Talicia activities only. RedHill’s ongoing economic participation in the Talicia franchise going forward is reflected separately as its share of results of the joint venture. Prior period results have been recast accordingly.

Revenues for the year ended December 31, 2025, were $0.3 million, generated from the Hyloris license for RHB-102 (Bekinda), compared to no revenues for the year ended December 31, 2024.

Research and Development Expenses for the year ended December 31, 2025, were $2.0 million, as compared to $1.6 million for the year ended December 31, 2024. The increase was mainly driven by costs related to clinical activities.

General, Administrative and Business Development Expenses for the year ended December 31, 2025, were $6.2 million, compared to $4.9 million for the year ended December 31, 2024. The increase was primarily attributable to legal expenses related to the Kukbo litigation.

Share of loss of joint venture for the year ended December 31, 2025, was $33 thousand, representing RedHill's 70% share of the net loss of THI, the joint venture formed in September 2025 with Cumberland Pharmaceuticals. This reflects less than three months of THI's activity post-closing. Under the joint commercialization agreement, THI is entitled to 50% of Cumberland's net revenues from Talicia sales in the U.S., and RedHill participates in that economic activity through its 70% interest in THI.

Operating Loss for the year ended December 31, 2025, was $7.9 million, compared to Operating Loss of $6.5 million for the year ended December 31, 2024. The difference is primarily attributable to an increase in operating expenses, as detailed above.

Financial Expenses, net for the year ended December 31, 2025, were $0.1 million, compared to Financial Income, net of $6.8 million for the year ended December 31, 2024. The income recognized in the year ended December 31, 2024, was primarily driven by the revaluation of financial instruments, partially offset by other financing expenses.

Net loss from continuing operations was $8.1 million for the year ended December 31, 2025, compared to net income from continuing operations of $0.4 million for the year ended December 31, 2024. The change was primarily attributable to the absence of significant financial income recognized in 2024 from the revaluation of financial instruments, together with higher operating expenses in 2025.

Net income from discontinued operations was $7.7 million for the year ended December 31, 2025, compared to net loss from discontinued operations of $8.6 million for the year ended December 31, 2024. The change was primarily attributable to the gain recognized upon loss of control of THI in 2025, and a decrease in other operating expenses.

Total assets as of December 31, 2025, were $25.3 million, compared to $18.0 million as of December 31, 2024. The increase was primarily attributable to the Company’s investment in a joint venture as part of the Talicia Holdings transaction.

Total liabilities as of December 31, 2025, were $21.1 million, compared to $22.7 million as of December 31, 2024. The decrease was primarily attributable to a reduction in allowance for deductions from revenues and a decrease in derivative financial instrument liabilities, partially offset by an increase in lease liabilities.

Net Cash Used in Operating Activities for the year ended December 31, 2025, was $9.7 million, compared to $9.4 million for the year ended December 31, 2024. The cash used in operating activities was primarily directed toward settling pre-closing liabilities related to Movantik® and other operational activities.

Net Cash Provided by Investing Activities for the year ended December 31, 2025, was $1.7 million, primarily related to the proceeds from the investment in a joint venture, compared to an immaterial amount used in investing activities for the year ended December 31, 2024.

Net Cash Provided by Financing Activities for the year ended December 31, 2025, was $7.3 million, primarily generated through equity offerings and exercise of certain warrants. Net Cash Provided by Financing Activities for the year ended December 31, 2024, was $8.4 million, primarily generated through equity offerings.

Cash Balance as of December 31, 2025, was $4.1 million5.

2025 Corporate, Commercial and R&D Highlights:

Corporate – opportunity unlocked:

In 2025, RedHill successfully completed several important strategic transactions and won a significant court case against Kukbo, unlocking significant opportunity across our business:

In October 2025 the Company announced it had secured a $4 million strategic investment and U.S. co-commercialization partnership deal with Cumberland Pharmaceuticals for Talicia. The $4 million investment, to acquire a 30% ownership stake in RedHill's global Talicia business, is payable in two equal tranches, $2 million of which was paid at closing and $2 million to be paid within 12 months of execution of the definitive agreements. RedHill and Cumberland have also entered into an Exclusive Joint Commercialization Agreement for Talicia in the United States with an equal sharing of the product's net revenues. Subsequent to this, in February 2026, the Company announced the full sales and operational launch of Talicia, by Talicia Holdings Inc. ("THI"), a RedHill and Cumberland jointly controlled operating entity with a 70/30 RedHill/Cumberland ownership, supporting accelerated market penetration and expanded reach. Cumberland and Apotex have since announced their planned strategic transaction to integrate Cumberland’s U.S branded business into Apotex.

Earlier, in February 2025, the Company announced another transaction, licensing RHB-102 (Bekinda) for commercialization worldwide, excluding North America, to Hyloris Pharmaceuticals for up to $60 million in potential milestone payments plus royalties. Under the terms of the deal, Hyloris paid RedHill an upfront payment and will pay up to $60 million in potential milestone payments, plus up to mid-20s percent royalties on revenues, contingent upon achieving specified commercial targets, in return for exclusive rights to develop and commercialize RHB-102 (Bekinda) across all indications and territories outside the United States, Canada and Mexico.

A third deal was signed in October 2025, amending the existing Middle East licensing agreement to expand Talicia's entry into additional Middle East markets. Under the terms of the amendment, RedHill will receive $500,000 in guaranteed payments, including a $250,000 upfront payment and $250,000 in fixed payments due within 18 months, plus a minimum of $1.3 million in near-term potential milestone payments, as well as tiered royalties up to mid-teens percent on Talicia net sales. In August 2025, the Company had also announced receipt of licensing payments from the original Middle East agreement totaling $1.1 million.

In June 2025, the Company entered into an Any Market Purchase Agreement (the “Purchase Agreement”) with Alumni Capital LP, a Delaware limited partnership (the “Purchaser”). Pursuant to the Purchase Agreement, the Company has the right, but not the obligation, to sell to the Purchaser, from time to time, up to $10,000,000 of American Depositary Shares (“ADSs”), each representing 10,000 ordinary shares (“Ordinary Shares”), par value NIS 0.01 per share, of the Company, subject to the terms and conditions set forth in the Purchase Agreement.

In November 2025, the Company also announced that the New York Supreme Court's approximately $10.5 million summary judgment in favor of RedHill against Kukbo is now final and eligible for enforcement and foreign recognition, with no further appeal permissible following expiry of the appeal period. Collection of the award and associated legal fees and costs, which were also awarded to RedHill, remain subject to future realization, and no related receivable has been recognized in the financial statements.

Commercial – a transformed Talicia business:

Following the transaction with Cumberland, at the Talicia business level, which is distinct from RedHill's 2025 continuing operations, Talicia generated net revenues of approximately $8.9 million in the U.S. in 2025 (including Cumberland’s post-closing net revenues), and approximately $1.9 million in ex-U.S. licensing, product supply and royalties. This included revenues under our October 2025 amendment to the Middle East licensing agreement, a deal worth potentially $1.8 million plus sales royalty payments.

In January 2025, eight million lives were covered with Humana's addition of Talicia to its Medicare Part D Formulary. New data describing the foundations for Talicia's FDA-approved label change to a more convenient three-times daily (TID) "breakfast, lunch, and dinner" dosing routine, supporting patient adherence, were published in the Journal of Clinical Pharmacology. Talicia remains the leading U.S. gastroenterologist-prescribed branded H. pylori therapy.

RedHill continues to pursue acquisition of additional commercial products through licensing or promotion transactions, asset purchases, joint ventures, acquisitions, mergers or other business combinations involving companies with rights to commercial GI and other relevant assets. The Company intends to pursue such opportunities in the United States and, if available, in other jurisdictions.

R&D - focused on new opportunities:

With multiple externally funded Government and non-governmental collaborations, RedHill’s pipeline provides new and exciting opportunities in major indications, with multiple oncological indications alongside Crohn’s disease, diabetes and obesity-related disorders, viral and other gastrointestinal uses:

Opaganib7:

A potentially broad acting, novel, oral, host-directed small molecule drug, with a demonstrated safety and efficacy profile, advancing in largely externally funded programs directed at multiple underserved oncology, viral, inflammatory and diabetes and obesity-related indications, with sizeable multi-billion-dollar markets:

A new approach in the $12 billion prostate cancer market:

Prostate cancer (PC) is the second most diagnosed cancer in the world, with around 1.5 million new cases per year, causing almost 400,000 deaths8. People with metastatic castrate-resistant prostate cancer (mCRPC) have few treatment options available to them.

In February 2025, the Company announced the initiation of a Bayer-supported Phase 2 study of opaganib in combination with Bayer’s darolutamide in mCRPC, evaluating the potentially enhancing effect of opaganib in patients with poor prognosis. In July 2025, the Company further announced initiation of recruitment and an expansion of recruiting sites.

The study will utilize a companion lipid biomarker test (PCPro) to select mCRPC patients who have a poor prognosis due to standard of care (SoC) treatment and who may benefit from an opaganib + darolutamide combination treatment approach. The primary endpoint will be improved 12-month radiographic progression-free survival (rPFS).

Additional opaganib oncology and other updates include:

•
In April 2026 two posters outlining data showing opaganib enhances efficacy of neuroblastoma chemotherapy combination and augments anti-tumor immunity in triple-negative breast cancer in preclinical studies were presented at the American Association of Cancer Research (AACR) annual meeting. Orphan drug designation for opaganib was previously granted by FDA for neuroblastoma (opaganib has several such designations in multiple indications, with three in oncology)

•	Discussions for further development of opaganib in neuroblastoma ongoing with Penn State University, Beat Childhood Cancer and Apogee, with potential for priority review voucher
•	In December 2025, RedHill reported additional preclinical data that opaganib reduces venetoclax resistant cells in chronic lymphocytic leukemia (CLL)
•
Positive in vivo study results supporting the potential of opaganib therapy in diabetes and obesity-related disorders - a market projected to be worth approximately $100 billion within the next decade - were published in the journal Diabetes, Metabolic Syndrome and Obesity in an article entitled “Opaganib Promotes Weight Loss and Suppresses High-Fat Diet-Induced Obesity and Glucose Intolerance” [9].

•	Pre-clinical testing of opaganib in metabolic disease (Obesity, T2D and Fatty Liver Disease) following prior publication of promising results continues
•	Programs in Ebola, acute respiratory distress syndrome (ARDS, COVID-19 and Influenza continue to seek to address important markets worth multiple hundreds of millions of dollars

RHB-20410:

RHB-204 is a proprietary, fixed-dose oral capsule containing a combination of clarithromycin, rifabutin and clofazimine, at specific doses designed to safely and effectively treat Mycobacterium avium subspecies paratuberculosis-positive (MAP-positive)-related Crohn's disease (CD). Unlike existing therapies that focus on symptom relief, RHB-204 is intended to target the possible root cause of Crohn’s disease, which is hypothesized to be caused by Mycobacterium avium subspecies paratuberculosis (MAP).

Patent protected until at least 2041, RHB-204 is a next-generation formulation of RHB-104, which successfully completed a Phase 3 study in Crohn’s disease, with an optimized formulation for the treatment of CD. It contains the same three antimicrobial agents with potent intracellular, anti-mycobacterial and anti-inflammatory properties, and with an optimized dosing profile, RHB-204 provides the potential for enhanced tolerability, safety and compliance with a 40% pill burden reduction. RHB-204 is supported by a strong foundation of clinical data from the positive safety and efficacy results achieved in the Phase 3 study of RHB-104 in CD, with its potential further demonstrated using mucosal healing imaging, considered to be the gold standard for efficacy evaluation in CD.

Paradigm shift in MAP-positive Crohn’s disease treatment approach

In March 2025, the Company announced its plans to advance its potentially groundbreaking late-stage RHB-204 Crohn's disease program, building on statistically significant positive RHB-104 Phase 3 results.  In July 2025, the Company further updated that it had received positive FDA feedback on the pathway to approval of RHB-204 for CD and had initiated two new collaborations with leading academic centers utilizing cutting-edge rapid and accurate MAP killing detection diagnostics - the lack of which has previously been a major barrier to advancing the Company's novel anti-MAP Crohn's disease program.

The planned innovative Phase 2 study of RHB-204 is expected to be the first clinical study in a specifically defined Mycobacterium avium subspecies paratuberculosis infected (MAP-positive) Crohn's disease (CD) patient population. The study intends to utilize novel and decisive endpoints and imaging, allowing for a study design with a relatively small sample size.

RHB-204 builds upon RHB-104’s successful Phase 3 study, which successfully met its Phase 3 study primary and secondary endpoints demonstrating a statistically significant 64% improvement in efficacy versus standard of care. It also showed compelling mucosal healing data in CD patients who underwent colonoscopy. The inclusion of MAP-positive only patients in the planned study with RHB-204 is anticipated to demonstrate a more consistent benefit in the study population across all efficacy outcomes.

RedHill is actively pursuing funding opportunities and partnerships to advance this potential paradigm-shifting treatment.

RHB-102 (Bekinda)11 update:

RHB-102 (Bekinda) is a proprietary, advanced clinical-stage, once-daily, bimodal extended-release, oral tablet formulation of 5-HT3 antagonist, ondansetron, targeting oncology support, acute gastroenteritis and gastritis, IBS-D and GLP-1/GIP-associated gastrointestinal (GI) side effects.

Largely de-risked, RHB-102 (Bekinda) development is supported by published positive U.S. Phase 3 & 2 results in gastroenteritis/gastritis and diarrhea-predominant irritable bowel syndrome (IBS-D) respectively, a positive comparative PK clinical study as part of the oncology support (CINV/RINV) program12, plus decades of ondansetron clinical use (>22 million annual U.S. ER prescriptions)13

RHB-102 (Bekinda) is clinically aligned, if approved, to improve titration success and reduce the #1 cause of discontinuing diabetes & weight loss therapies like Mounjaro®/Zepbound® & Ozempic®/Wegovy®

Development is being planned under the accelerated FDA 505(b)(2) route of RHB-102 (Bekinda) as a once-daily oral therapy for GLP-1/GIP receptor agonist therapy-associated GI side effects.

>2% of Americans take GLP-1 receptor agonist drugs14 but estimates suggest up to 50% discontinue within 3 months15, potentially costing an estimated $35 billion in lost market value by 203016.

RHB-10717 (upamostat) update:

RHB-107 was included in the U.S. Government-supported PROTECT study, which was a Phase 2 adaptive, randomized, double-blind, placebo-controlled platform trial to evaluate the safety and efficacy of RHB-107 for early outpatient COVID-19 treatment. The study was conducted as part of a master protocol evaluating promising investigational products for safety and efficacy as early outpatient treatment and post-exposure prophylaxis for COVID-19. RHB-107 was the first and only drug to enter the platform and was evaluated in the early treatment arm of the study. The study was planned for a duration of approximately 18 months, but due to challenges to enrollment and U.S. Government funding limitations, enrollment was discontinued after a total of only 92 of the planned 300 participants were enrolled. While a benefit in time to resolution of symptoms and time to viral clearance were observed regarding the efficacy of RHB-107 in this study it did not reach statistical significance.  Whether the lack of significant results were due to true lack of efficacy or accrual of fewer than one third of the planned number of patients is unknown.

Annual Report:

A copy of the Company's annual report on Form 20-F for the year ended December 31, 2025, has been filed with the U.S. Securities and Exchange Commission at https://www.sec.gov/ and posted on the Company's investor relations website at:
https://www.redhillbio.com/investors/financial-filings/quarterly-reports/default.aspx.

The Company will deliver a hard copy of its annual report, including its complete audited financial statements, free of charge, to its shareholders upon request at:
investors@redhillbio.com.

About RedHill Biopharma

RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on U.S. development and commercialization of drugs for gastrointestinal diseases, infectious diseases and oncology. RedHill promotes the FDA-approved gastrointestinal drug Talicia, for the treatment of Helicobacter pylori (H. pylori) infection in adults18, with a U.S. co-commercialization agreement with Cumberland Pharmaceuticals (Nasdaq: CPIX). RedHill's key clinical late-stage development programs include: (i) opaganib (ABC294640), a first-in-class, orally administered sphingosine kinase-2 (SPHK2) selective inhibitor with anti-inflammatory, antiviral, metabolic and anticancer activity, targeting multiple indications with U.S. government and academic collaborations for development for medical countermeasures including radiation and chemical exposure indications such as GI-Acute Radiation Syndrome (GI-ARS), a Phase 2/3 program for hospitalized COVID-19, and an ongoing Phase 2 study in prostate cancer in combination with darolutamide; (ii) RHB-102 (Bekinda), with a planned Phase 2 proof-of-concept study for GLP-1/GIP receptor agonist-associated GI intolerance, positive results from a U.S. Phase 3 study for acute gastroenteritis and gastritis, positive results from a U.S. Phase 2 study for IBS-D and potential UK submission for chemotherapy and radiotherapy induced nausea and vomiting. RHB-102 is partnered with Hyloris Pharmaceuticals (EBR: HYL) for worldwide development and commercialization outside North America; (iii) RHB-204, a next-generation optimized formulation of RHB-104, with a planned Phase 2 study for Crohn's disease (based on RHB-104's positive Phase 3 Crohn's disease study results); and (iv) RHB-107 (upamostat), an oral broad-acting, host-directed, serine protease inhibitor with potential for pandemic preparedness, including COVID-19 and also targeting multiple cancer and inflammatory gastrointestinal diseases.

Visit www.redhillbio.com / X.com/RedHillBio for more information about the Company

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and may discuss investment opportunities, stock analysis, financial performance, investor relations, and market trends. Such statements may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words, and include, among others, statements regarding the potential success of any transactions, commercial programs or development activities and the payment of future milestone payments. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation: the risk that opaganib is not effective against the indications for which we develop our products; the risk that RHB-102 (Bekinda) does not effectively reduce GLP-1/GIP-related nausea, vomiting and diarrhea; the risk regarding the Company's ability to regain and maintain compliance with Nasdaq's listing requirements, including  the minimum bid price requirement; the risk that the addition of new revenue generating products or out-licensing transactions will not occur; the risk that the Company will not receive future milestone payments under its existing agreements or that they will be less than anticipated; the risk of current uncertainty regarding U.S. government research and development funding and that the U.S. government is under no obligation to continue to support development of our products and can cease such support at any time; the risk that acceptance onto the RNCP Product Development Pipeline or other governmental and non-governmental development programs will not guarantee ongoing development or that any such development will not be completed or successful; the risk that the FDA does not agree with the Company's proposed development plans for its programs; the risk that the Company's development programs and studies may not be successful and, even if successful, such studies and results may not be sufficient for regulatory applications, including emergency use or marketing applications, and that additional studies may be required; the risk that the Company will not successfully commercialize its products; as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company's research, manufacturing, pre-clinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company's ability to advance its therapeutic candidates into clinical trials or to successfully complete its pre-clinical studies or clinical trials or the development of any necessary commercial companion diagnostics; (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company's therapeutic candidates and Talicia; (v) the Company's ability to successfully commercialize and promote Talicia; (vi) the Company's ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company's therapeutic candidates and the results obtained with its therapeutic candidates in research, pre-clinical studies or clinical trials; (ix) the implementation of the Company's business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) the Company’s ability to collect on its judgement against Kukbo; (xiii) estimates of the Company's expenses, future revenues, capital requirements and needs for additional financing; (xiv) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xv) competition from other companies and technologies within the Company's industry; and (xvi) the hiring and employment commencement date of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on April 27, 2026. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Company contact:

Adi Frish
Chief Corporate and Business Development Officer
RedHill Biopharma
adi@redhillbio.com

Category: Financials

1 https://www.apotex.com/global/home
2 https://www.redhillbio.com/news/news-details/2025/RedHill-Biopharmas-Positive-Opaganib-Results-Indicate-Reduction-in-Venetoclax-Resistant-Cells/default.aspx
3 Abstract 7879: Opaganib in combination with oxaliplatin and doxorubicin as a novel salvage therapy for relapsed/refractory high-risk neuroblastoma. Jeremy Hengst, Mohammad Haque, Muhammad Younis, Thussenthan Walter Angelo, Anna Bourne, Katherine McClain, Meenakshi Shukla, Jonathan Lerch, Tarlan Arjmandi, Eric Cochran, Lynn Maines, Charles D. Smith, Vladimir S. Spiegelman, Jacqueline M. Kraveka, Giselle L. Saulnier Sholler. Cancer Res (2026) 86 (7_Supplement): 7879. https://doi.org/10.1158/1538-7445.AM2026-7879
4 Abstract 4323: The SPHK2 inhibitor opaganib potentiates tumor-intrinsic STING activation in triple-negative breast cancer in vitro. Colette R. Worcester, Amrita Mitra, Harsh B. Pathak, Shane R. Stecklein. Cancer Res (2026) 86 (7_Supplement): 4323. https://doi.org/10.1158/1538-7445.AM2026-4323 Published: 03 April 2026
5 Including cash, cash equivalents, short-term bank deposits and restricted cash.
6 All financial highlights are approximate and are rounded to the nearest hundreds of thousands.
7 Opaganib is an investigational new drug, not available for commercial distribution.
8 Bray et al: Global cancer statistics 2022: GLOBOCAN estimates of incidence and mortality worldwide for 36 cancers in 185 countries. https://acsjournals.onlinelibrary.wiley.com/doi/10.3322/caac.21834
9 Maines LW, Keller SN, Smith RA, Smith CD. Opaganib Promotes Weight Loss and Suppresses High-Fat Diet-Induced Obesity and Glucose Intolerance. Diabetes Metab Syndr Obes. 2025;18:969-983
https://doi.org/10.2147/DMSO.S514548
10 RHB-204 is an investigational new drug, not available for commercial distribution
11 RHB-102 is an investigational new drug, not available for commercial distribution
12 Data on file
13 Cairns C, Kang K. National Hospital Ambulatory Medical Care Survey: 2021 emergency department summary tables. Available from: https://ftp.cdc.gov/pub/Health_Statistics/NCHS/Dataset_Documentation/NHAMCS/doc21-ed-508.pdf.
14 FAIR Health. Obesity and GLP-1 Drugs: A Claims-Based Analysis. FAIR Health White Paper; May 27, 2025.
15 Issue Brief (Real-World Trends in GLP-1 Treatment Persistence and Prescribing for Weight Management, May 2024)
16 https://www.goldmansachs.com/insights/articles/the-anti-obesity-drug-market-may-prove-smaller-than-expected
17 RHB-107 is an investigational new drug, not available for commercial distribution
18 Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is indicated for the treatment of H. pylori infection in adults. For full prescribing information see: www.Talicia.com.

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,
	2025	2024	2023
	U.S. dollars in thousands
REVENUES	286	—	—
RESEARCH AND DEVELOPMENT EXPENSES	2,023	1,588	3,529
GENERAL, ADMINISTRATIVE, BUSINESS AND DEVELOPMENT EXPENSES	6,172	4,887	6,019
SHARE OF LOSS OF JOINT VENTURE	33	—	—
OPERATING LOSS	(7,942)	(6,475)	(9,548)
FINANCIAL INCOME	1,318	8,347	301
FINANCIAL EXPENSES	1,456	1,512	9,251
FINANCIAL INCOME (EXPENSES), net	(138)	6,835	(8,950)
INCOME (LOSS) FROM CONTINUING OPERATIONS	(8,080)	360	(18,498)
INCOME(LOSS) FROM DISCONTINUED OPERATIONS	7,651	(8,628)	42,414
INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) FOR THE YEAR	(429)	(8,268)	23,916
LOSS PER ORDINARY SHARE FROM CONTINUING OPERATION, basic and diluted (U.S. dollars)	(0.00)	(0.00)	(0.01)
EARNINGS (LOSS) PER ORDINARY SHARE FROM DISCONTINUED OPERATION, basic and diluted (U.S. dollars)	0.00	(0.00)	0.02
EARNINGS (LOSS) PER ORDINARY SHARE, basic and diluted (U.S. dollars)	(0.00)	(0.00)	0.01

The accompanying notes are an integral part of these consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31,	December 31,
	2025	2024
	U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	3,971	4,617
Trade receivables	79	2,539
Prepaid expenses and other receivables	2,478	1,104
Inventory	—	3,651
	6,528	11,911
NON-CURRENT ASSETS:
Restricted cash	169	148
Trade receivables	201	—
Fixed assets	49	135
Right-of-use assets	1,057	302
Intangible assets	5,291	5,547
Investment in a joint venture	12,050	—
	18,817	6,132
TOTAL ASSETS	25,345	18,043

CURRENT LIABILITIES:
Account payable	731	1,168
Lease liabilities	170	353
Allowance for deductions from revenue	6,304	9,288
Derivative financial instruments	—	1,421
Accrued expenses and other current liabilities	12,016	9,993
	19,221	22,223

NON-CURRENT LIABILITIES:
Lease liabilities	900	3
Accrued expenses and other non-current liabilities	456	—
Royalty obligation	500	500
	1,856	503
TOTAL LIABILITIES	21,077	22,726

EQUITY (CAPITAL DEFICIENCY):
Ordinary shares	147,641	35,036
Additional paid-in capital	270,382	375,082
Accumulated deficit	(413,755)	(414,801)
TOTAL EQUITY (CAPITAL DEFICIENCY)	4,268	(4,683)
TOTAL LIABILITIES AND EQUITY (CAPITAL DEFICIENCY)	25,345	18,043

The accompanying notes are an integral part of these consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2025	2024	2023
	U.S. dollars in thousands
OPERATING ACTIVITIES:
Income (loss)	(429)	(8,268)	23,916
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	457	665	1,647
Depreciation	384	588	1,445
Amortization of intangible assets	25	31	545
Gains from the transfer of rights in Movantik® and extinguishment of debt obligations, see below	—	—	(56,082)
Gains from early termination of leases, and impairment of fixed assets, net	—	(22)	(543)
Gain on loss of control (presented as part of a discontinued operation)	(7,983)	—	—
Share from loss of joint venture	33	—	—
Loss from global termination agreement, see below	—	2,359	—
Fair value (gains) losses on derivative financial instruments, recognition of day 1 loss and changes in royalty obligation	(1,280)	(8,268)	5,359
Loss from modification of warrants terms as part of a new issuance	—	—	1,459
Issuance costs in respect of warrants and equity line of credit	1,018	1,497	2,034
Exchange differences and revaluation of bank deposits	93	(4)	19
	(7,253)	(3,154)	(44,117)
Changes in assets and liability items:
Decrease in trade receivables	2,259	52	31,930
Decrease (increase) in prepaid expenses and other receivables	(2,911)	1,697	1,586
Decrease (increase) in inventories (excluding THI transaction)	(375)	738	2,387
Decrease in accounts payable	(437)	(2,110)	(952)
Increase (decrease) in accrued expenses and other liabilities	2,479	3,042	(13,354)
Decrease in allowance for deductions from revenue	(2,984)	(1,366)	(37,216)
	(1,969)	2,053	(15,619)
Net cash used in operating activities	(9,651)	(9,369)	(35,820)
Net cash used in operating activities from discontinued operation	(2,460)	(434)	(18,998)
Net cash used in operating activities from continuing operation	(7,191)	(8,935)	(16,822)
INVESTING ACTIVITIES:
Purchase of fixed assets	(5)	(9)	(11)
Proceeds from investment in joint venture (see below)	2,000	—	—
Reconciliation related to receivable from joint venture	(304)	—	—
Change in investment in current bank deposits	—	—	15
Net cash provided by (used in) investing activities	1,691	(9)	4
Net cash provided by investing activities from discontinued operation (see loss of control appendix below)	1,696	—	—
Net cash (used in) provided by investing activities from continuing operation	(5)	(9)	4
FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares and warrants, net of issuance costs	7,764	8,263	13,959
Repayment of payable in respect of intangible asset purchase	—	—	(6,555)
Decrease in restricted cash	—	790	15,210
Payment of principal with respect to lease liabilities	(447)	(636)	(1,175)
Net cash provided by financing activities	7,317	8,417	21,439
Net cash provided by financing activities from discontinued operation	—	474	7,815
Net cash provided by financing activities from continuing operation	7,317	7,943	13,624
DECREASE IN CASH AND CASH EQUIVALENTS	(644)	(961)	(14,377)
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(2)	9	(22)
BALANCE OF CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	4,617	5,569	19,968
BALANCE OF CASH AND CASH EQUIVALENTS AT THE END OF YEAR	3,971	4,617	5,569
SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	60	131	138
SUPPLEMENTARY INFORMATION ON INTEREST PAID IN CASH	18	55	367
SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of right-of-use assets by means of lease liabilities	1,048	—	270
Decrease in lease liability (with corresponding decrease in right of use asset: none during 2025 and amount of $166 in 2024)	—	188	5,413
Loss of control of Talicia Holdings Inc.:
Derecognition of assets	(1,538)
Derecognition of intangible assets	(232)
Derecognition of inventory	(4,026)
Recognition of investment in joint venture	13,779
Gain on loss of control	(7,983)
Proceeds from investment in joint venture	2,000
Transfer of rights in Movantik® and extinguishment of debt obligations:
Decrease in Intangible asset			(59,503)
Decrease in Inventories			(4,233)
Decrease in Payable in respect of Intangible asset			4,602
Decrease in Borrowing			115,216
Gains from the transfer of the rights in Movantik® and extinguishment of debt obligations			56,082

The accompanying notes are an integral part of these consolidated financial statements.